UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  1)

NETSHOES (CAYMAN) LIMITED

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G6455X107

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: CDK Net Fund IC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,761,709
6.	Shared Voting Power: 0
7.	Sole Dispositive Power: 3,761,709
8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,761,709
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.1%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G6455X107	13G

1.	Name of Reporting Persons: Marcio Kumruian
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,895,609
6.	Shared Voting Power: 0
7.	Sole Dispositive Power: 3,895,609
8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,895,609
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.5%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer Netshoes (Cayman) Limited (the "Issuer") (b). Address of Issuer's Principal Executive Offices: Rua Vergueiro 961, Liberdade 01504-001 São Paulo, São Paulo, Brazil
Item 2(a).
Name of Person Filing

This Schedule 13G is being filed by CDK Net Fund IC and Marcio Kumruian (each, individually referred to as a "Reporting Person" and collectively as the "Reporting Persons").

Mr. Kumruian is the sole beneficial owner of CDK Net Fund IC.

Item 2(b).	Address of Principal Business Office The principal business address for each Reporting Person is Rua Vergueiro 961, Liberdade 01504-001 São Paulo, São Paulo, Brazil.
Item 2(c).	Citizenship CDK Net Fund IC is an investment condominium incorporated under the laws of the Commonwealth of the Bahamas. Mr. Kumruian is a citizen of Brazil.
Item 2(d).	Title of Class of Securities: Common Shares (the "Common Shares").
Item 2(e).	CUSIP Number: G6455X107
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.
Ownership.

(a)  Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person's cover page. As of December 31, 2018, CDK Net Fund IC directly held 3,761,709 Common Shares.  Mr. Kumruian may also be deemed to beneficially own an additional 133,900 Common Shares directly held by Camelback Overseas Corp., a company incorporated in the British Virgin Islands owned by Mr. Kumruian and his wife.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person's cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)  Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)  Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)  Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. The information in Item 4(a) is incorporated herein by reference.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 24, 2019

CDK NET FUND IC

By: /s/ Marcio Kumruian
Name: Marcio Kumruian
Title:   Quotaholder

By: /s/ Marcio Kumruian
Marcio Kumruian

[Netshoes (Cayman) Limited  – Schedule 13G/A]